UNITED STATES

 SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 18-K/A

For Foreign Governments and Political Subdivisions Thereof

AMENDMENT No. 3

to

ANNUAL REPORT

OF

REPÚBLICA ORIENTAL DEL URUGUAY

(Name of Registrant)

Date of end of last fiscal year: Dated December 31, 2014

SECURITIES REGISTERED*
(As of the close of the fiscal year)

Title of Issue	Amounts as to which registration is effective	Names of exchanges on which registered
N/A	N/A	N/A

Name and address of person authorized to receive notices

and communications from the Securities and Exchange Commission:

Andrés de la Cruz
Cleary Gottlieb Steen & Hamilton LLP
One Liberty Plaza

New York, NY 10006

* The Registrant is filing this annual report on a voluntary basis.

Explanatory Note

This amendment to República Oriental del Uruguay’s (the “Republic”) Annual Report on Form 18-K for the fiscal year ended December 31, 2014 (the “Annual Report”) comprises:

Exhibit 1	Conformed copy of the Underwriting Agreement, dated October 19, 2015, between the Republic, acting through the Ministry of Economy and Finance, Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and Itau BBA USA Securities, Inc.

Exhibit 2	Form of U.S.$ 500,000,000 4.375% Bonds due 2027.

Exhibit 3	Form of U.S.$ 500,000,000 4.375% Bonds due 2027.

Exhibit 4	Form of U.S.$ 500,000,000 4.375% Bonds due 2027.

Exhibit 5	Form of U.S.$ 200,000,000 4.375% Bonds due 2027.

Exhibit 6	Opinion of Fernando Scelza, Counsel to the Ministry of Economy and Finance of the Republic.

Exhibit 7	Opinion of Cleary Gottlieb Steen & Hamilton LLP.

This amendment to the Annual Report is filed subject to the Instructions for Form 18-K for Foreign Governments and Political Subdivisions thereof.

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant, República Oriental del Uruguay, has duly caused this amendment to the Annual Report to be signed on its behalf by the undersigned, thereunto duly authorized, in Montevideo, Uruguay on the 2nd day of November, 2015.

REPÚBLICa Oriental del Uruguay

By:	/s/ Danilo Astori
Danilo Astori Minister of Economy and Finance, República Oriental del Uruguay

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EXHIBIT INDEX

Exhibit 1	Conformed copy of the Underwriting Agreement, dated October 19, 2015, between the Republic, acting through the Ministry of Economy and Finance, Citigroup Global Markets Inc., HSBC Securities (USA) Inc. and Itau BBA USA Securities, Inc.

Exhibit 2	Form of U.S.$ 500,000,000 4.375% Bonds due 2027.

Exhibit 3	Form of U.S.$ 500,000,000 4.375% Bonds due 2027.

Exhibit 4	Form of U.S.$ 500,000,000 4.375% Bonds due 2027.

Exhibit 5	Form of U.S.$ 200,000,000 4.375% Bonds due 2027.

Exhibit 6	Opinion of Fernando Scelza, Counsel to the Ministry of Economy and Finance of the Republic.

Exhibit 7	Opinion of Cleary Gottlieb Steen & Hamilton LLP.

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